**PROPOSAL I: APPROVAL TO AUTHORIZE THE COMPANY, WITH APPROVAL
OF ITS BOARD OF DIRECTORS, TO SELL SHARES OF ITS COMMON STOCK AT A
PRICE OR PRICES BELOW THE COMPANY'S THEN CURRENT NET ASSET VALUE
PER SHARE IN ONE OR MORE OFFERINGS.**

The Company is a closed-end investment company that has elected to be regulated as a BDC under the 1940 Act. The 1940 Act prohibits the Company from selling shares of its common stock at a price below the then current net asset value per share of such stock ("NAV"), exclusive of sales compensation, unless its stockholders approve such a sale and the Company's Board of Directors make certain determinations. Shares of the Company's common stock have traded both above and below their NAV since they began trading on the NASDAQ Stock Market.

Pursuant to this provision, the Company is seeking the approval of its common stockholders so that it may, in one or more public or private offerings of its common stock, sell or otherwise issue shares of its common stock, not exceeding 25% of its then outstanding common stock immediately prior to each such offering, at a price below its then current NAV, subject to certain conditions discussed below. The Company's Board of Directors believes that having the flexibility for the Company to sell its common stock below NAV in certain instances is in the best interests of stockholders. If the Company were unable to access the capital markets as attractive investment opportunities arise, the Company's ability to grow over time and continue to pay dividends to stockholders could be adversely affected.

While the Company has no immediate plans to sell shares of its common stock below NAV, it is seeking stockholder approval now in order to maintain access to the markets if the Company determines it should sell shares of common stock below NAV. These sales typically must be undertaken quickly. The final terms of any such sale will be determined by the Board of Directors at the time of sale. Also, because the Company has no immediate plans to sell any shares of its common stock, it is impracticable to describe the transaction or transactions in which such shares of common stock would be sold. Instead, any transaction where the Company sells such shares of common stock, including the nature and amount of consideration that would be received by the Company at the time of sale and the use of any such consideration, will be reviewed and approved by the Board of Directors at the time of sale. There will be no limit on the percentage below net asset value per share at which shares may be sold by the Company under this proposal. If this proposal is approved, no further authorization from the stockholders will be solicited prior to any such sale in accordance with the terms of this proposal, irrespective of the amount of dilution in NAV or voting interests of the Company. If approved, the authorization would be effective for securities sold during a period beginning on the date of such stockholder approval and expiring on the earlier of the one year anniversary of the date of the Special Meeting or the date of the Company's 2015 Annual Meeting of Stockholders, which is expected to be held in January 2015. Stockholders approved a similar proposal at our prior two Annual Meetings of Stockholders. We have utilized such authorization one time. In November 2012, we received proceeds of $7.505 per share, after deducting underwriting discounts and commissions, while our most recently determined NAV at that time was $8.51. This represented a discount of $1.005, or 11.8%, to NAV and, after deducting estimated offering expenses, resulted in $0.20, or 2.35%, dilution to NAV per share. We believe the minor dilution experienced by our stockholders in this offering was significantly outweighed by the benefits stockholders experienced from the deployment of funds raised in the offering. In future offerings, the dilution may be substantially higher with no corresponding benefit to our stockholders.

Generally, common stock offerings by BDCs are priced based on the market price of the currently outstanding shares of common stock, less a small discount of approximately 5% (which may be higher or lower depending on market conditions). Accordingly, even when shares of the Company's common stock trade at a market price below NAV, this proposal would permit the Company to offer and sell shares of its common stock in accordance with pricing standards that market conditions generally require, subject to the conditions described below in connection with any offering undertaken pursuant to this proposal. This Proxy Statement is not an offer to sell securities. Securities may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from SEC registration requirements.

1940 Act Conditions for Sales Below NAV

The Company's ability to issue shares of its common stock at a price below NAV is governed by the 1940 Act. If stockholders approve this proposal, the Company will only sell shares of its common stock at a price below NAV per share if the following conditions are met:

- a majority of the Company's directors who are not "interested persons" of the Company as defined in the 1940 Act, and who have no financial interest in the sale, shall have approved the sale and determined that it is in the best interests of the Company and its stockholders; and

- a majority of such directors, who are not interested persons of the Company, in consultation with the underwriter or underwriters of the offering if it is to be underwritten, have determined in good faith, and as of a time immediately prior to the first solicitation by or on behalf of the Company of firm commitments to purchase such securities or immediately prior to the issuance of such securities, that the price at which such securities are to be sold is not less than a price which closely approximates the market value of those securities, less any underwriting commission or discount, which could be substantial.

Board Approval

On September 9, 2013, the Company's Board of Directors, including a majority of the non-interested directors who have no financial interest in this proposal, approved this proposal as in the best interests of the Company and its stockholders and is recommending that the Company's stockholders vote in favor of this proposal to offer and sell shares of the Company's common stock at prices that may be less than NAV. In evaluating this proposal, the Company's Board of Directors, including the non-interested directors, considered and evaluated factors including the following, as discussed more fully below:

- possible long-term benefits to the Company's stockholders; and

- possible dilution to the Company's NAV

Prior to approving this proposal, the Company's Board of Directors considered and evaluated material that our management provided on the merits of our possibly raising additional capital and the merits of publicly offering shares of the Company's common stock at a price below NAV. The Company's Board of Directors considered the objectives of a possible offering, the mechanics of an offering, establishing size parameters for an offering, the possible effects of dilution, common stock trading volume, and other matters. The Board of Directors evaluated a full range of offering sizes. However, the Board of Directors has not yet drawn any definite conclusions regarding the size of a contemplated capital raise at this time. In determining whether or not to offer and sell common stock, including below NAV, the Board of Directors has a duty to act in the Company's and its stockholders best interests and must comply with the other requirements of the 1940 Act.

Reasons to Offer Common Stock Below NAV

The Company's Board of Directors believes that having the flexibility for the Company to sell its common stock below NAV in certain instances is in the Company's best interests and the best interests of its stockholders. If the Company were unable to access the capital markets when attractive investment opportunities arise, the Company's ability to grow over time and to continue to pay dividends to stockholders could be adversely affected. In reaching that conclusion, the Company's Board of Directors considered the below possible benefits to its stockholders. There is no assurance that the benefits discussed below will be realized by our stockholders.

Current Market Conditions Have Created Attractive Opportunities

Current market dislocation has created, and the Company believes will continue to create for the foreseeable future, favorable opportunities to invest, including opportunities that, all else being equal, may increase NAV over the longer-term, even if financed with the issuance of common stock below NAV. Stockholder approval of this proposal, subject to the conditions detailed above, is expected to provide the Company with the flexibility to invest in such opportunities. The Company believes that current market conditions provide attractive opportunities to deploy capital.

Recent changes in market conditions also had beneficial effects for capital providers, including reduced competition, more favorable pricing of credit risk, more conservative capital structures, and more creditor-friendly contractual terms. Further, although valuations have partially recovered, additional opportunity remains in the secondary market. Accordingly, for firms that continue to have access to capital, the current environment should provide investment opportunities on more favorable terms than were available prior to the recession. The Company's ability to take advantage of these opportunities will depend upon its continued access to capital.

Higher Market Capitalization and Liquidity May Make the Company's Common Stock More Attractive to Investors

If the Company issues additional shares, its market capitalization and the amount of its publicly tradable common stock will increase, which may afford all holders of its common stock greater liquidity. A larger market capitalization may make the Company's stock more attractive to a larger number of investors who have limitations on the size of companies in which they invest. Furthermore, a larger number of shares outstanding may increase the Company's trading volume, which could decrease the volatility in the secondary market price of its common stock.

Reduced Expenses Per Share

An offering that increases the Company's total assets may reduce its expenses per share due to the spreading of fixed expenses over a larger asset base. The Company must bear certain fixed expenses, such as certain administrative, governance and compliance costs that do not generally vary based on its size. On a per share basis, these fixed expenses will be reduced when supported by a larger asset base.

Greater Investment Opportunities Due to Larger Capital Resources

The Company's Board of Directors believes that additional capital raised through an offering of shares of its common stock may help it generate additional deal flow. Based on discussions with management, the Company's Board of Directors believes that greater deal flow, which may be achieved with more capital, would enable the Company to be a more significant participant in the private debt and equity markets and to compete more effectively for attractive investment opportunities. Management has represented to the Company's Board of Directors that such investment opportunities may be funded with proceeds of an offering of shares of the Company's common stock. However, management has not identified specific companies in which to invest the proceeds of an offering given that specific investment opportunities will change depending on the timing of an offering, if any.

Status as a BDC and RIC and Maintaining a Favorable Debt-to-Equity Ratio

As a BDC and a RIC, for tax purposes, the Company is dependent on its ability to raise capital through the sale of common stock. RICs generally must distribute substantially all of their earnings from dividends, interest and short-term gains to stockholders as dividends in order to achieve pass-through tax treatment, which prevents the Company from using those earnings to support new investments. Further, BDCs, in order to borrow money or issue preferred stock, must maintain a debt to equity ratio of not more than 1:1, which requires the Company to finance its investments with at least as much common equity as debt and preferred stock in the aggregate. Therefore, to continue to build the Company's investment portfolio, and thereby support maintenance and growth of the Company's dividends, the Company endeavors to maintain consistent access to capital through the public and private equity markets enabling it to take advantage of investment opportunities as they arise.

Exceeding the required 1:1 debt-to-equity ratio would have severe negative consequences for a BDC, including an inability to pay dividends, possible breaches of debt covenants and failure to qualify for tax treatment as a RIC. Although the Company does not currently expect that it will exceed the required 1:1 debt-to-equity ratio, the markets the Company operates in and the general economy remain volatile and uncertain. Even though the underlying performance of a particular portfolio company may not indicate impairment or an inability to repay indebtedness in full, the volatility in the debt capital markets may continue to impact the valuations of debt investments negatively and result in further unrealized write-downs of debt investments. Any such asset write-downs, as well as unrealized write-downs based on the underlying performance of the Company's portfolio companies, if any, will negatively impact its stockholders' equity and the resulting debt-to-equity ratio. Issuing new equity will improve the Company's debt-to-equity ratio. In addition to meeting legal requirements applicable to BDCs, having a more favorable debt-to-equity ratio will also generally strengthen the Company's balance sheet and give it more flexibility in its operations.

Trading History

Shares of BDCs may trade at a market price that is less than the value of the net assets attributable to those shares. The possibility that the Company's shares of common stock will trade at a discount from net asset value, or at premiums that are unsustainable over the long term, are separate and distinct from the risk that the Company's net asset value will decrease. Since the Company's initial public offering on August 31, 2010, its shares of common stock have traded at both a premium and a discount to the net assets attributable to those shares. As of November [ ], 2013, the Company's shares of common stock traded at a [premium/discount] equal to approximately [ ] % of the net assets attributable to those shares based upon its net asset value as of June 30, 2013. It is not possible to predict whether the shares that may be offered pursuant to this approval will trade at, above, or below net asset value. The following table lists the NAV of our common stock, the high and low closing sales prices for our common stock, the premium (discount) of sales prices to NAV per share and quarterly distributions per share.

8

	NAV[1]	Price Range		Premium (Discount) of High Sales Price to NAV[2]	Premium (Discount) of Low Sales Price to NAV[2]	Cash Distributions Per Share[3]
		High	Low			
Fiscal 2014						
Second Quarter (through November [ ], 2013)	*	$	$	*	*	*
First Quarter	*	8.75	7.65	*	*	$ 0.231
Fiscal 2013						
Fourth Quarter	$ 8.01	8.10	7.48	1%	(7)%	0.231
Third Quarter	8.00	8.04	7.30	1%	(9)%	0.231
Second Quarter	8.03	8.50	6.68	6%	(17)%	0.231
First Quarter	8.51	8.25	7.60	(3)%	(11)%	0.231
Fiscal 2012						
Fourth Quarter	8.59	7.76	7.09	(10)%	(17)%	0.231
Third Quarter	8.94	8.15	6.99	(9)%	(22)%	0.231
Second Quarter	8.92	7.24	6.55	(19)%	(27)%	0.231
First Quarter	9.11	8.15	6.09	(11)%	(33)%	0.225

(1)   Net asset value per share is determined as of the last day in the relevant quarter and therefore may not reflect the net asset value per share on the date of the high and low sales prices. The net asset values shown are based on outstanding shares at the end of each period.

(2)   Calculated as the respective high or low sales price divided by NAV.

(3)   Represents the cash distribution declared in the specified quarter.

*   Not determinable at the time of filing.

Key Stockholder Considerations and Risk Factors

Dilution

Before voting on this proposal or giving proxies with regard to this matter, stockholders should consider the potentially dilutive effect of the issuance of shares of the Company's common stock at a price that is less than the NAV per share and the expenses associated with such issuance on the NAV per outstanding share of the Company's common stock. Any sale of common stock at a price below NAV would result in an immediate dilution to existing common stockholders. This dilution would include reduction in the NAV per share as a result of the issuance of shares at a price below the NAV per share and a disproportionately greater decrease in a stockholder's interest in the earnings and assets of the Company and voting interest in the Company than the increase in the assets of the Company resulting from such issuance. There will be no limit on the percentage below net asset value per share at which shares may be sold by the Company under this proposal. The Board of Directors of the Company has considered the potential dilutive effect of the issuance of shares at a price below the NAV per share and will consider again such dilutive effect when considering whether to authorize any specific issuance of shares of common stock below NAV.

In addition, stockholders should consider the risk that the approval of this proposal could cause the market price of the Company's common stock to decline in anticipation of sales of its common stock below NAV, thus causing the Company's shares to trade at a discount to NAV. The 1940 Act establishes a connection between common share sale price and NAV because, when stock is sold at a sale price below NAV per share, the resulting increase in the number of outstanding shares reduces net asset value per share. Stockholders should also consider that they will have no subscription, preferential or preemptive rights to additional shares of the common stock proposed to be authorized for issuance, and thus any future issuance of common stock will dilute such stockholders' holdings of common stock as a percentage of shares outstanding to the extent stockholders do not purchase sufficient shares in the offering or otherwise to maintain their percentage interest. Further, if current stockholders of the Company do not purchase any shares to maintain their percentage interest, regardless of whether such offering is above or below the then-current NAV, their voting power will be diluted. In addition, the costs of any offering of shares of the Company's common stock below the then-current NAV will be borne by all of the Company's stockholders regardless of whether they purchase additional shares in such offering.

The precise extent of any such dilution cannot be estimated before the terms of a common stock offering are set. As a general proposition, however, the amount of potential dilution will increase as the size of the offering increases. Another factor that will influence the amount of dilution in an offering is the amount of net proceeds that we receive from such offering. The Board of Directors would expect that the net proceeds to us will be equal to the price that investors pay per share, typically 95% of the market price, less the amount of any underwriting discounts and commissions.

As discussed above, it should be noted that the maximum number of shares issuable below NAV in each offering that could result in such dilution is limited to 25% of the Company's then outstanding common stock. As a result, the maximum amount of dilution of each offering to existing stockholders will be limited to no more than approximately 20% of the Company's then current NAV, assuming the Company were to issue the maximum number of shares at no more than par value, or $0.01 per share.

Examples of Dilutive Effect of the Issuance of Shares Below NAV

The following table illustrates the level of net asset value dilution that would be experienced by a nonparticipating stockholder in three different hypothetical offerings of different sizes and levels of discount from net asset value per share, although it is not possible to predict the level of market price decline that may occur. Actual sales prices and discounts may differ from the presentation below.

The examples assume that we have 7,569,382 common shares outstanding, $113,063,839 in total assets and $52,419,800 in total liabilities. The current net asset value and net asset value per share are thus $60,644,039 and $8.01, respectively. The table illustrates the dilutive effect on nonparticipating Stockholder A of (1) an offering of 378,469 shares (5% of the outstanding shares) at $7.61 per share after offering expenses and commission (a 5% discount from net asset value); (2) an offering of 756,938 shares (10% of the outstanding shares) at $7.21 per share after offering expenses and commissions (a 10% discount from net asset value); (3) an offering of 1,513,876 shares (20% of the outstanding shares) at $6.41 per share after offering expenses and commissions (a 20% discount from net asset value); and (4) an offering of 1,892,346 shares (25% of the outstanding shares) at $0.01 per share after offering expenses and commissions (a 100% discount from net asset value).

| | Prior to Sale Below NAV | Example 1 5% Offering at 5% Discount | | Example 2 10% Offering at 10% Discount | | Example 3 20% Offering at 20% Discount | | Example 4 25% Offering at 100% Discount | |
		Following Sale	% Change	Following Sale	% Change	Following Sale	% Change	Following Sale	% Change
Offering Price									
Price per Share to the Public	—	$ 8.01	—	$ 7.59	—	$ 6.75	—	$ 0.01	—
Net Proceeds per Share to Issuer	—	$ 7.61	—	$ 7.21	—	$ 6.41	—	$ 0.01	—
Decrease to NAV									
Total Shares Outstanding	7,569,382	7,947,851	5.00 %	8,326,320	10.00 %	9,083,258	20.00 %	9,461,728	25.00 %
NAV per Share	$ 8.01	$ 7.99	(0.24)%	$ 7.94	(0.91)%	$ 7.74	(3.33)%	$ 6.41	(19.98)%
Dilution to Stockholder									
Shares Held by Stockholder A	75,694	75,694	—	75,694	—	75,694	—	75,694	—
Percentage Held by Stockholder A	1.00 %	0.95 %	(4.76)%	0.91%	(9.09)%	0.83%	(16.67)%	0.80%	(20.00)%
Total Asset Values									
Total NAV Held by Stockholder A	$ 606,440	$ 604,996	(0.24)%	$ 600,927	(0.91)%	$ 586,226	(3.33)%	$ 485,304	(19.98)%
Total Investment by Stockholder A[1]	$ 606,440	$ 606,440	—	$ 606,440	—	$ 606,440	—	$ 606,440	—
Total Dilution to Stockholder A[2]	—	$ (1,444)	—	$ (5,513)	—	$ (20,214)	—	$ (121,136)	—
Per Share Amounts									
NAV per Share held by Stockholder A	—	$ 7.99	—	$ 7.94	—	$ 7.74	—	$ 6.41	—
Investment per Share held by Stockholder A[3]	$ 8.01	$ 8.01	—	$ 8.01	—	$ 8.01	—	$ 8.01	—
Dilution per Share held by Stockholder A[4]	—	$ (0.02)	—	$ (0.07)	—	$ (0.27)	—	$ (1.60)	—
Percentage Dilution to Stockholder A[5]	—	—	(0.24)%	—	(0.91)%	—	(3.33)%	—	(19.98)%

(1) Assumed to be $8.01 per Share.

(2) Represents total NAV less total investment.

(3) Assumed to be $8.01 per Share on Shares held prior to sale.

(4) Represents NAV per Share less Investment per Share.

(5) Represents Dilution per Share divided by Investment per Share.

Other Considerations

In reaching its recommendation to the Stockholders to approve this proposal, the Board of Directors considered a possible source of conflict of interest due to the fact that the proceeds from the issuance of additional shares of our common stock will increase the management fees that we pay to Full Circle Advisors as such fees are partially based on the amount of our gross assets. The Board of Directors, including a majority of the non-interested directors who have no financial interest in this proposal, concluded that the benefits to the stockholders from increasing our capital base outweighed any detriment from increased management fees. The Board also considered the effect of the following factors:

- the costs and benefits of a common stock offering below NAV compared to other possible means for raising capital or concluding not to raise capital;

- the size of a common stock offering in relation to the number of shares outstanding;

- the general condition of the securities markets; and

- any impact on operating expenses associated with an increase in capital.

Potential Investors

The Company has not yet solicited any potential buyers of the shares that it may elect to issue in any future offering in order to comply with the federal securities laws. The Company may sell shares below NAV in public offerings or private placement transactions. No shares are earmarked for management or other affiliated persons of the Company. However, members of management and other affiliated persons may participate in a common stock offering on the same terms as other purchasers in the offering.

Required Vote.

Approval of this proposal requires the affirmative vote of (1) a majority of the outstanding voting securities as of the Record Date; and (2) a majority of the outstanding voting securities as of the Record Date that are not held by affiliated persons of the Company, which includes directors, officers, employees, and 5% stockholders. For purposes of this proposal, the 1940 Act defines "a majority of the outstanding voting securities" as: (1) 67% or more of the voting securities present at the Special Meeting if the holders of more than 50% of the outstanding voting securities of the Company are present or represented by proxy; or (2) 50% of the outstanding voting securities of the Company, whichever is less. Abstentions will have the effect of a vote against this proposal. Broker non-votes will have no effect on the Company's ability to obtain the approval of 67% or more of the voting securities present at the Special Meeting and would have the same effect as a vote against this proposal if the Company did not obtain the approval of 67% or more of the voting securities present and instead was seeking to obtain the affirmative vote of 50% of the outstanding voting securities of the Company.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE PROPOSAL TO AUTHORIZE THE COMPANY, WITH THE APPROVAL OF ITS BOARD OF DIRECTORS, TO SELL SHARES OF ITS COMMON STOCK AT A PRICE OR PRICES BELOW THE COMPANY'S THEN CURRENT NET ASSET VALUE PER SHARE IN ONE OR MORE OFFERINGS.

OTHER BUSINESS

The Board of Directors knows of no other business to be presented for action at the Special Meeting. If any matters do come before the Special Meeting on which action can properly be taken, it is intended that the proxies shall vote in accordance with the judgment of the person or persons exercising the authority conferred by the proxy at the Special Meeting. The submission of a proposal does not guarantee its inclusion in the Company's proxy statement or presentation at the Special Meeting unless certain securities law requirements are met.

FINANCIAL STATEMENTS AND OTHER INFORMATION

We will furnish, without charge, a copy of our most recent annual report and the most recent quarterly report succeeding the annual report, if any, to any stockholder upon request. Requests should be directed to Michael J. Sell, Corporate Secretary, Full Circle Capital Corporation, 800 Westchester Ave., Rye Brook, New York 10573. These reports are also available at no cost through the SEC's EDGAR database available at *www.sec.gov*. We incorporate by reference herein the audited consolidated financial statements and notes thereto included in our annual report for the year ended June 30, 2013.

SUBMISSION OF STOCKHOLDER PROPOSALS

The Company expects that the 2015 Annual Meeting of Stockholders will be held in January 2015, but the exact date, time, and location of such meeting have yet to be determined. A stockholder who intends to present a proposal at that annual meeting must submit the proposal in writing to the Company at its address in Rye Brook, and the Company must receive the proposal no later than July 14, 2014, in order for the proposal to be considered for inclusion in the Company's proxy statement for that meeting. The submission of a proposal does not guarantee its inclusion in the Company's proxy statement or presentation at the meeting.

For any proposal that is not submitted for inclusion in next year's proxy statement (as described in the preceding paragraph) but is instead sought to be presented directly at next year's annual meeting, SEC rules permit management to vote proxies in its discretion if (a) the Company receives notice of the proposal before the close of business on September 22, 2014 and advises stockholders in next year's proxy statement about the nature of the matter and how management intends to vote on such matter, or (b) does not receive notice of the proposal prior to the close of business on September 22, 2014.

Notices of intention to present proposals at the 2015 Annual Meeting of Stockholders should be addressed to Michael J. Sell, Corporate Secretary, Full Circle Capital Corporation, 800 Westchester Ave., Rye Brook, New York 10573. The Company reserves the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements.

You are cordially invited to attend the Special Meeting of stockholders in person. Whether or not you plan to attend the Special Meeting, you are requested to complete, date, sign and promptly return the accompanying proxy card in the enclosed postage-paid envelope, or to vote by telephone or through the internet.

By Order of the Board of Directors

Michael J. Sell
Corporate Secretary

Rye Brook, New York
November 11, 2013